BRF S.A.

Publicly Held Company

CNPJ/ME 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 29, 2022

1.               DATE, TIME AND PLACE: Meeting held on August 29, 2022, at 6:30PM, at BRF S.A.’s (“Company”) offices, located at Avenida Dra. Ruth Cardoso, 1st floor, Pinheiros, in the City of São Paulo, State of São Paulo, Zip Code 05425-070.

2.               CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti.

3.               PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.               AGENDA: Election of the Company’s Global Chief Executive Officer due to the request of resignation presented by Mr. Lorival Nogueira Luz Junior.

5.               RESOLUTIONS: Having begun the meeting, the members of the Board of Directors:

(i)	consigned the resignation of Mr. Lorival Nogueira Luz Junior, Brazilian, married, business administrator, bearer of identity card RG no. 22.580.434-7 (SSP/SP), enrolled in the CPF/ME under no. 678.741.266-53, domiciled at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, from the position of Global Chief Executive Officer, per letter of resignation archived in the Company’s headquarters. Continuously, the members of the Company’s Board of Directors resolved, unanimously and with no restrictions, in light of the request of resignation to the position of statutory officer presented by Mr. Lorival Nogueira Luz Junior, to elect Mr. Miguel de Souza Gularte, Brazilian, married, veterinarian, enrolled in the CPF/ME under no. 270.209.240-34 and bearer of identity card RG no. 2020494148 (SSP/RS), domiciled in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of the Company’s Global Chief Executive Officer, taking office on this date and with term of office until May 03, 2024. The elected Officer shall have a unified term with the remaining members of the Company’s Executive Board, elected on May 04,2022.

The Officer hereby elected (i) shall remain in office until the investiture of a new elected member, in accordance to article 150, fourth paragraph of Law No. 6,404/1976, as amended, and (ii) took office upon execution of the respective term of investiture drawn up in the Company’s proper book, having declared, under the penalties of the law, to not be impeded by special law, or convicted of crimes of bankruptcy, prevarication, bribery, fraud, embezzlement or crimes against public welfare, public faith or property, or convicted of criminal sentence that prevents, temporarily or otherwise, the access to public office, in accordance to article 147, first paragraph of Law no. 6,404/1976 and CVM Resolution No. 80, of March 29, 2022.

All of the Members of the Company’s Executive Board, including the elected Global Chief Executive Officer, shall have a unified term of office ending on May 04, 2024. The Company’s Executive Board shall be composed as follows:

(a) Miguel de Souza Gularte, Brazilian, married, veterinarian, enrolled in the CPF/ME under No. 270.209.240-34 and bearer of identity card RG No. 2020494148 (SSP/RS), domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, to the position of Global Chief Executive Officer;

(b) Fabio Luis Mendes Mariano, Brazilian, married, business administrator, bearer of identity card RG No. 22.389.009 (SSP/SP), enrolled in the CPF/ME under No. 293.160.428-36, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Financial and Investor Relations Vice-President;

(c) Alessandro Rosa Bonorino, Brazilian, single, economist, bearer of identity card RG No. 2027404603 (SSP/RS), enrolled in the CPF/ME under No. 004.978.597-42, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of People, Sustainability and Digital Vice-President;

(d) Vinícius Guimarães Barbosa Brazilian, married, engineer, bearer of identity card RG no. 7670668-8 (SSP/RJ), enrolled in the CPF/ME under no. 956.931.817-15, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Supply Chain Vice-President;

(e) Leonardo Campo Dall’orto, Brazilian, married, mechanical engineer, bearer of identity card RG no. 1.161.217 (SESP/ES), enrolled in the CPF/ME under No. 034.845.357-41, domiciled, including for the purposes of the second paragraph of Article 149 of Law No. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer to the position of International Markets and Planning Vice-President;

(f) Marcel Sacco, Brazilian, married, marketing graduate, bearer of identity card RG No. 9.190.683-0 (SSP/SP), enrolled in the CPF/ME under No. 100.523.638-05, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Marketing and New Business Vice-President;

(g) Fabio Duarte Stumpf, Brazilian, married, veterinary medicine graduate, bearer of identity card RG no. 6053420556 (SSP/RS) and enrolled in the CPF/ME under No. 987.624.780-87, domiciled, including for the purposes of the second paragraph of Article 149 of Law No. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Agribusiness and Product Quality Vice-President; and

(h) Manoel Reinaldo Manzano Martins Junior, Brazilian, married, business administrator, bearer of identity card RG No. 22557908 (SSP/SP) enrolled in the CPF/ME under No. 258.430.828-22, domiciled, including for the purposes of the second paragraph of Article 149 of Law no. 6,404/76, in the City of São Paulo, State of São Paulo, at Av. Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070, for the position of Vice-President Statutory Officer, to the position of Brazil Commercial Vice-President.

(ii)	Mr. Miguel de Souza Gularte and Mr. Sr. Lorival Nogueira Luz Junior shall begin a transition period to be concluded until September 30, 2022. The Company’s Board of Directors consigned their gratitude to Mr. Lorival Nogueira Luz Junior for its commitment and dedication to the Company for their service as Global Chief Executive Officer.

6.               CLOSURE: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, August 29, 2022

__________________________________

Bruno Machado Ferla

Secretary